UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 1-31318

CUSIP number: 38059T106

(Check One):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Gold Fields Limited

Full Name of Registrant

Former Name if Applicable

150 Helen Road

Address of Principal Executive Office (Street and Number)

Sandown, Sandton, 2196, South Africa

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Gold Fields Limited (“Gold Fields” or the “Company”) is required to file its annual report on Form 20-F for the fiscal year ended December 31, 2012 (the “Form 20-F”) by April 30, 2013 under Section 13(a) of the Securities Exchange Act of 1934. Gold Fields is unable at this time to file its Form 20-F for the reasons discussed below, however the filing will be made as soon as practicable.

As previously disclosed in a press release furnished to the Commission on a Form 6-K dated March 13, 2013, in December 2012, Gold Fields, through the Social and Ethics Committee of its board of directors (the “Board”) commenced an independent investigation concerning a Black Economic Empowerment transaction. Gold Fields took this action following press reports raising questions about the transaction. The Board engaged an independent law firm to undertake the investigation. The Board directed the law firm to determine the facts and to provide recommendations to the Board. The investigation is on-going, and the Company has temporarily delayed the filing of its Form 20-F.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael Fleischer	011 27	11 562 9724
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

The Board is not in a position to approve or otherwise ratify the Company’s presentation of the audited results for the fiscal year ended December 31, 2012 in accordance with U.S. GAAP at this time. However, the Company has disclosed the following audited results for the fiscal year ended December 31, 2012 in accordance with International Financial Reporting Standards in its South African annual report, dated March 28, 2013 (the “South African Annual Report”).

As discussed in the “Management’s Discussion and Analysis of the Financial Statements” contained in the South African Annual Report, profit attributable to owners of the parent decreased by 19% from R7,027 million (or 973 cents per share) for 2011 to R5,658 million (or 778 cents per share) for 2012. Revenue increased by 9% from R41,877 million for 2011 to R45,469 million for 2012. Gold sales decreased by 9% from 3,696,600 ounces in 2011 to 3,356,100 ounces in 2012.

Cost of sales, which consists of operating costs, changes in gold inventories and amortization and depreciation, increased by 17% from R26,421 million in 2011 to R30,788 million in 2012. Operating costs increased by 16% from R21,312 million in 2011 to R24,674 million in 2012.

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Gold Fields Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 30, 2013	By	/s/ Paul A. Schmidt
Name: Paul A. Schmidt
Title: Chief Financial Officer